March 2, 2021

By Electronic Filing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Kauten

Re: Uncommon Giving Corporation

Amendment No. 1 to Offering Statement on Form 1-A

Filed on March 2, 2021

File No. 024-11453

Dear Mr. Kauten:

   We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of Uncommon Giving Corporation’s Offering Statement on Form 1-A.  Accordingly, I hereby request that the Commission issue a qualification order for the above-referenced Offering Statement on Form 1-A, as amended through Amendment No. 1 thereto filed on March 2, 2021, so that such qualification is granted at 11:00 am Eastern time on Friday, March 5, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Ron Baldwin

Ron Baldwin

Chief Executive Officer

Uncommon Giving Corporation